Item 77D 	Deutsche International Value
Fund (a series of Deutsche
International Fund, Inc.)
Deutsche International Value Fund (the
"Fund"):
Effective on or about July 20, 2015, the following changes became effective:
Dreman Value Management, L.L.C. no longer served as sub-advisor to the Fund.

The Fund's principal investment strategy was amended to the following:
Main investments. Under normal
circumstances, the Fund invests at least 80% of assets, determined at the time of purchase, in the stocks and other securities with equity characteristics of non-US companies. The Fund may invest up to 50% of its assets in emerging markets securities. The Fund's equity investments are mainly common stocks, but may also include other types of equities such as preferred stocks or convertible securities. The
Fund may also invest up to 20% of its assets in cash equivalents, US investment-grade fixed-income securities, and US stocks and other equities.
Management process. Portfolio management intends to select approximately fifty stocks with the lowest positive Cash Return on Capital
Invested (CROCI(r)) Economic Price Earnings
Ratio from a universe comprising approximately
330 of the largest equities by market
capitalization in the MSCI EAFE Index,
excluding financial stocks. The CROCI(r)
Economic Price Earnings Ratio (CROCI(r)
Economic P/E Ratio) is a proprietary measure of company valuation using the same relationship between valuation and return as an accounting P/E ratio (i.e. price/ book value divided by return on equity).
The Fund is reconstituted periodically in accordance with the CROCI(r) strategy's rules
(re-selecting approximately fifty stocks that will make up the Fund) and the regional weighting in the Fund is targeted to match the regional weighting of the Fund's benchmark, the MSCI
EAFE Index. The region-neutral approach
attempts to reduce the risk of significant regional over or underweights in the Fund relative to the MSCI EAFE Index benchmark.
The CROCI(r) strategy does not form opinions about relative attractiveness of different regions and targets region neutrality in order to seek to reduce currency risks relative to the benchmark, as well as keeping the focus of the strategy on stock selection, rather than regional allocation.
During the selection process, a selection buffer is applied to attempt to reduce the annual turnover of the strategy. This buffer seeks to reduce portfolio turnover by limiting the replacement of a portfolio security to when its Economic P/E ratio exceeds a threshold determined by portfolio management from time to time. Portfolio management will take additional measures to attempt to reduce portfolio turnover, market impact and transaction costs in connection with implementation of the strategy, by applying liquidity controls and managing the Fund with tax efficiency in mind.
The CROCI(r) strategy is supplied by the CROCI(r)
Investment Strategy and Valuation Group, a unit within Deutsche Asset & Wealth Management, through a licensing agreement with the Fund's
Advisor.
Portfolio management may, but is not obligated to, utilize forward currency contracts to hedge against changes in value of the non-US currency exposure of the Fund's investments.
CROCI(r) Investment Process. The CROCI(r)
Investment Process is based on the belief that the data used in traditional valuations (i.e. accounting data) does not accurately appraise assets, reflect all liabilities or represent the real value of a company.
This is because the accounting rules are not always designed specifically for investors and often utilize widely differing standards which can make measuring the real asset value of companies difficult. The CROCI(r) Investment Process seeks to generate data that will enable valuation comparisons on a consistent basis resulting in what portfolio management believes is an effective and efficient stock selection process targeting investment in real value. Many technical aspects of the generally accepted accounting principles of large public financial companies make these companies poorly suited to consistent valuation using standards maintained by the CROCI(r) Investment Strategy and Valuation Group. Accordingly, financial stocks have been excluded from the Fund's investable universe.
Derivatives. Portfolio management generally may use futures contracts, which are a type of derivative
(a contract whose value is based on, for example, indices, currencies or securities) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.
In addition, portfolio management generally may use forward currency contracts to hedge the Fund's exposure to changes in foreign currency exchange rates on its foreign currency denominated portfolio holdings or to facilitate transactions in foreign currency denominated securities. Portfolio management generally may use structured notes to gain exposure to certain foreign markets that may not permit direct investment.
The Fund may also use various types of derivatives
(i) for hedging purposes; (ii) for risk management;
(iii) for nonhedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.
Securities Lending. The Fund may lend securities
(up to one-third of total assets) to approved institutions.
Effective August 17, 2015, Deutsche
International Value Fund was merged into the Deutsche CROCI(r) International Fund.







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